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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

June 28, 2017

VIA EDGAR
==========
Mr. Jeffrey Foor
Division of Investment Management
U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549

RE:
Griffin Institutional Access Credit Fund (the “Registrant” or the “Acquiring Fund”) with respect to its proposed reorganization with Griffin-Benefit Street Partners BDC Corp. (the “Company” or the “Target Fund”) (Securities Act File No. 333-217926)

Dear Mr. Foor:

On behalf of the Registrant, this letter is in response to certain comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on June 13, 2017 with respect to the Registrant’s Registration Statement on Form N-14 filed on May 12, 2017 (the “Registration Statement”) relating to the proposed acquisition by the Registrant of all of the assets of the Company, a business development company (“BDC”), in exchange for the assumption of certain liabilities of the Company and shares of the Registrant (the “Reorganization”). The Registrant and the Company are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given to them in the Registration Statement.

Set forth below is a summary of the Staff’s comments and the response of the Registrant to each such comment. All page references refer to the initial Registration Statement.

1.
Comment. Section 17(a) of the Investment Company Act of 1940 (the “1940 Act”) would appear to apply to the Reorganization. It appears that the Registrant believes it is acting in reliance on Rule 17a-8. We note, however, that Rule 17a-8 uses the term “registered investment company” and that a BDC is not a registered investment company. Please explain why this transaction may be consummated without obtaining exemptive relief. Assuming your continued reliance on Rule 17a-8, please explain on a supplemental basis how each condition of the rule has been satisfied in connection with the Reorganization.

Anchorage | Atlanta | Austin | Boston | Chicago | Dallas | Denver | Fort Lauderdale | Jacksonville | Lakeland | Los Angeles | Miami
New York | Northern Virginia | Orlando | Portland | San Francisco | Tallahassee | Tampa | Washington, D.C. | West Palm Beach

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
June 28, 2017

Response. The Registrant believes that reliance on Rule 17a-8 would be appropriate in connection with the Reorganization, notwithstanding the provisions of this rule that limits its application to a merger of a registered investment company (or series thereof) and one or more other registered investment companies (or series thereof) or “eligible unregistered funds,” for the following reason.

Section 57(i) of the 1940 Act states that the rules and regulations under 17(a) and 17(d) applicable to registered closed-end companies “shall be deemed to apply to transactions subject to [Sections 57(a) and (d)]” until the SEC adopts rules under Sections 57(a) and 57(d) of the 1940 Act. Because the SEC has not yet adopted any rules under Section 57(a) similar to Rule 17a-8, we concluded that the Registrant and the Company, as a BDC, may rely on this rule, in accordance with the provisions of Section 57(i) to effect the Reorganization.

We have determined that each of the applicable conditions of Rule 17a-8 will be met in connection with the Reorganization.

First, the “surviving company” (i.e, the Registrant) is a “registered investment company (or series thereof),” and is not a BDC.

Second, the Board of Directors of the Company (the “Company Board”), including a majority of the independent directors, has made various findings and performed or will perform the procedures set forth in Rule 17(a)-8(b)(2). In this regard, the Company Board (i) has determined that participation in the Reorganization is in the best interests of the Company, and that the interests of the Company’s shareholders will not be diluted as a result of the Reorganization, (ii) has requested and evaluated such information as may reasonably be necessary to make the foregoing determinations, and has considered and given weight to all the pertinent factors, including, among other factors, the following: (1) the terms of the Reorganization, as set forth in the reorganization agreement, were appropriate and acceptable; (2) the Reorganization is expected to be tax-free for U.S. federal income tax purposes; (3) Griffin Capital Credit Advisor, LLC, the investment adviser to the Registrant (the “Credit Adviser”), will bear all reorganization costs; (4) the lack of favorable alternatives to the Reorganization; (5) the similarities in investment objectives and principal investment strategies of the Company and the Registrant; (6) the fact that the investors of the Registrant will receive greater protections under the 1940 Act than as investors of the Company due to the Company’s status as a BDC; (7) the expectation that advisory and overall expenses borne by the Company’s shareholders are expected to decrease as a result of the Reorganization; (8) no dilution of interests of the Company shareholders will take place; and (9) the performance of the Company.

Third, the approval of the Company’s participation in the Reorganization by a majority of its outstanding voting securities will be sought at a special meeting of the Company’s shareholders held for this purpose.

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
June 28, 2017

Fourth, the Company Board satisfied the fund governance standards of Rule 0-1(a)(7), as currently in effect and interpreted in light of the U.S. Chamber of Commerce court decisions. See Chamber of Commerce v. SEC, 443 F.3d 890 (D.C. Cir. Apr. 7, 2006); Chamber of Commerce v. SEC, 412 F.3d 133 (D.C. Cir. 2005).

Fifth, the Registrant will preserve written records that describe the Reorganization and its terms for six years after the Reorganization, the first two in an easily accessible place.

2.	Comment. On a supplemental basis, please substantiate the sentence below and please explain what the recent regulatory pressures are that have impacted BDCs.

Interval funds generally are not subject to the recent regulatory pressures that have impacted BDCs.

Response. The Registrant believes that the above statement is accurate. Various regulatory bodies, including the Financial Industry Regulatory Authority (“FINRA”), the U.S. Department of Labor (“DOL”), and the North American Securities Administrators Association (“NASAA”), either have recently adopted or have proposed regulations impacting publicly-offered non-traded BDCs, such as the Company. These regulatory developments have chilled the market for non-traded BDCs resulting in a significant decrease in capital raising activity across the industry.

Specifically, the market for non-traded BDCs has been impacted by the following regulatory developments:

•
FINRA Rulemaking – In early 2015, FINRA issued Regulatory Notice 15-02 (“Notice 15-02”) which set forth amendments to National Association of Securities Dealers (“NASD”) Rule 2340 (and corresponding amendments to FINRA Rule 2310) to modify the requirements relating to the reporting of per share estimated values of shares of Direct Participation Programs (“DPP”) and non-traded Real Estate Investment Trusts (“REIT”) on a customer’s account statements. As a result of these amendments, member firms must now include on customer account statements a per share estimated value for such investments that is presented in a manner reasonably designed to ensure that the per share estimated value is reliable. Where a DPP is subject to the 1940 Act (e.g., a BDC), instead of a valuation that meets the appraisal requirements described in Notice 15-02, revised NASD Rule 2340 requires that the appraised value must be consistent with the valuation requirements of the 1940 Act.

Prior to the amendments described in Notice 15-02, industry practice generally had been to use the offering price (or par value) of the BDC as the per share estimated value during the offering period. As an interval fund, shares of the Registrant are offered at NAV on a daily basis and reported as such on customer account statements. Thus, the Registrant is not impacted by the amendments described in Notice 15-02.

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
June 28, 2017

•
DOL Rulemaking – After several proposal and comment periods, the DOL, on April 6, 2016, issued its final version of the so-called “fiduciary rule” defining the term “investment advice” for purposes of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended. The fiduciary rule applies to most retirement plans and vehicles, including IRAs, whether or not the plan or vehicle is covered by ERISA.

The DOL also issued a new Prohibited Transaction Exemption 84-24, commonly referred to as the best interest contract exemption (“BICE”), which is intended to address conflicts that, in the view of the DOL, arise when a person provides advice to “retail” investors who are particularly vulnerable to adviser and firm conflicts of interest. Effectively, acting in a client or plan participant’s best interest requires that investment advice be given “based on the investment objectives, risk tolerance, financial circumstances, and needs of the [client or participant], without regard to the financial or other interests of [the representative, institution, related entity, or other party.]” Among other requirements, the BICE requires extensive disclosure regarding potential conflicts of interest, including disclosure of certain compensation arrangements. In addition, only certain institutions may rely on the BICE, including: registered investment advisers, banks supervised by the United States or a State and certain savings associations, insurance companies or registered broker-dealers that employ a representative or otherwise retain the representative as an independent contractor, agent or registered representative.

In addition to the heightened disclosure and somewhat limited availability of the BICE, the DOL also expressed concern regarding the use of complex products. More specifically, the DOL further cautioned product manufacturers and broker-dealers that the DOL “expects that [representatives] and [broker-dealers or other intermediaries] providing advice will exercise special care when assets are hard to value, illiquid, complex, or particularly risky.” Further, the DOL indicated that a financial institution “must give special attention” in its oversight of the policies and procedures “surrounding such investments.”

Non-traded BDCs have been negatively impacted by the adoption of the fiduciary rule. Certain attributes of non-traded BDCs, including the typical sales compensation structure and portfolio composition, make it difficult for those marketing the product to rely on the BICE. Interval funds, like other registered investment companies, generally have not been negatively impacted by the adoption of the fiduciary rule.

•
NASAA Rulemaking – Unlike registered investment companies, including interval funds, non-traded BDCs must be approved to sell securities in each state where solicitations will occur, requiring compliance with the “Omnibus Guidelines” published by NASAA. The Omnibus Guidelines impose substantive requirements on the sponsors of non-traded BDCs, as well as additional suitability requirements on potential investors. In certain respects, the Omnibus Guidelines seek to extend protections afforded to investors under the 1940 Act to non-investment company investment products.

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
June 28, 2017

In addition to the Omnibus Guidelines, NASAA recently proposed to implement a “concentration limit” on REIT holdings in an investor’s portfolio. The proposed concentration limit would impose a cap on an investor’s aggregate investment in a REIT, its affiliates, and other non-traded REITs to no more than 10% of an investor’s liquid net worth. The proposed concentration limit would not apply to persons who are “accredited investors,” as defined in Regulation D promulgated under the Securities Act of 1933, as amended. Given the relatively broad definition of an “affiliate” in NASAA’s REIT Guidelines, such a reference could potentially be interpreted to extend the proposed limitation to non-traded BDCs sponsored or advised by the sponsor of the REIT.

3.
Comment. Please explain how it is permissible under Rule 18f-3 of the 1940 Act to waive all expenses other than the management fee for Class F shares but not for the other share classes of the Registrant. Specifically, please explain how such a waiver is not a subsidy borne by the shareholders of the other classes of shares.

Response. The Registrant notes that Staff guidance has indicated that share class expense cap structures may differ. Rule 18f-3(b), along with the repeal of the “preferential dividend” rules in the year 2010 under the RIC Modernization Act, expressly allows a fund’s adviser to waive or reimburse expenses for a specific class. Rule 18f-3(b) reads, in part, as follows: “Expenses may be waived or reimbursed by the company’s adviser, underwriter, or any other provider of services to the company.” The Adopting Release (IC-20915, Section A.2.d.) of Rule 18f-3 explains that, as proposed, Rule 18f-3(b) “would have permitted only waivers or reimbursements by the fund’s adviser or underwriter of class expenses, and would not have permitted waivers or reimbursements for specific classes of fund expenses, such as advisory fees.” The SEC deleted the restrictions on waivers in the final rule by deleting the word “class” in order to allow waivers or reimbursements for specific classes of fund expenses. The Adopting Release further explains that this change was not intended to allow waivers to provide a means for cross-subsidization between share classes. In this case, the fact that the Credit Adviser is willing to reimburse expenses out of its own resources does not constitute a cross-subsidization because the waiver has no impact on the fees charged by the third party vendors for the various services and the Credit Adviser’s reimbursement of expenses out of its own resources does not increase the expenses paid by the remaining share classes.

Further, the Adopting Release emphasizes the role of the board of directors in monitoring cross-subsidization. The Adopting Release states that “[t]he Rule also emphasizes the responsibilities of the board of directors to establish and monitor allocation and other procedures in the best interests of each class and of the fund as a whole.” Specifically, “the board must monitor the use of waivers or reimbursements to guard against cross-subsidization between classes.” As required, the Board of Trustees of the Registrant (the “Registrant’s Board”) will on an ongoing basis, and pursuant to the fiduciary responsibilities under the 1940 Act, monitor the existence of any material conflicts between the interests of shareholders of the different classes. If a conflict arises, the Registrant’s Board will take such action as is reasonably necessary to eliminate the conflict.

Mr. Jeffrey Foor
U.S. Securities and Exchange Commission
June 28, 2017

The Registrant believes that its view is consistent with the import of Rule 18f-3(a)(1)(ii) (which is a permissive grant that allows direct variation in share class expenses to be affirmatively borne by a share class without reaching the topic of waivers or reimbursements) and Rule 18f-3(b) (permitting waiver and reimbursement of expenses). The Registrant is not relying upon the permissive grant in Rule 18f-3(a)(1)(ii) to directly vary share class expenses, but rather upon of the wide waiver/reimbursement scope of Rule 18f-3(b) and the Staff guidance described above.

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If you have any questions or comments, please contact the undersigned at 404.817.8531. Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis